MANAGEMENT'S DISCUSSION & ANALYSIS

Endeavour SILVER

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 202

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three months and nine months ended September 30, 2021 and the related notes contained therein, which were prepared in accordance with IAS34 Interim financial reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC"). This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$.") dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) are otherwise indicated. This MD&A is dated as of November 5, 2021 and all information contained is current as of November 5, 2021 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This Management Discussion and Analysis has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included have been prepared in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC's new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC's new rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in this Management Discussion and Analysis that contain descriptions of the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour's anticipated performance in 2021, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the impact of the COVID 19 pandemic on operations. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ultimate impact of the COVID 19 pandemic on operations and results, fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Three Months Ended September 30			Q3 2021 Highlights	Nine Months Ended September 30
2021	2020	% Change		2021	2020	% Change
			Production
1,305,399	942,274	39%	Silver ounces produced	3,427,223	2,396,478	43%
10,541	10,260	3%	Gold ounces produced	32,816	24,553	34%
1,295,126	932,837	39%	Payable silver ounces produced	3,394,103	2,373,246	43%
10,328	10,041	3%	Payable gold ounces produced	32,177	24,078	34%
2,148,679	1,763,074	22%	Silver equivalent ounces produced(1)	6,052,503	4,360,718	39%
8.16	3.69	121%	Cash costs per silver ounce(2)(3)	9.59	4.95	94%
13.14	13.53	(3%)	Total production costs per ounce(2)(4)	15.84	13.74	15%
17.46	17.48	(0%)	All-in sustaining costs per ounce(2)(5)	20.70	17.16	21%
222,461	206,324	8%	Processed tonnes	673,932	519,771	30%
115.57	100.36	15%	Direct operating costs per tonne(2)(6)	116.14	99.39	17%
130.38	112.37	16%	Direct costs per tonne(2)(6)	133.12	107.68	24%
13.98	13.32	5%	Silver co-product cash costs(7)	15.86	11.91	33%
1,020	1,037	(2%)	Gold co-product cash costs(7)	1,078	1,117	(4%)
			Financial
34.6	35.6	(3%)	Revenue ($ millions)	116.8	77.7	50%
699,539	741,262	(6%)	Silver ounces sold	2,443,184	2,041,601	20%
9,925	8,997	10%	Gold ounces sold	30,398	21,669	40%
24.56	25.08	(2%)	Realized silver price per ounce	26.26	19.40	35%
1,791	1,952	(8%)	Realized gold price per ounce	1,784	1,820	(2%)
(4.5)	0.5	(1,093%)	Net earnings (loss) ($ millions)	14.4	(18.8)	177%
(4.5)	0.5	(1,093%)	Adjusted net earnings (loss) (11) ($ millions)	(8.2)	(18.8)	56%
8.3	6.3	(32%)	Mine operating earnings (loss) ($ millions)	24.1	6.5	270%
13.2	15.1	(13%)	Mine operating cash flow ($ millions)(8)	43.7	27.1	62%
7.7	10.3	(26%)	Operating cash flow before working capital changes(9)	21.6	7.2	(199%)
4.4	10.6	(59%)	Earnings before ITDA(10) ($ millions)	44.2	5.1	(763%)
128.7	53.8	139%	Working capital ($ millions)	128.7	53.8	139%
			Shareholders
(0.03)	0.00	(300%)	Earnings (loss) per share - basic	0.09	(0.13)	169%
(0.03)	0.00	(1,011%)	Adjusted earnings (loss) per share - basic(8)	(0.05)	(0.13)	61%
0.04	0.07	(32%)	Operating cash flow before working capital changes per share(9)	0.13	0.05	168%
170,432,326	156,265,280	9%	Weighted average shares outstanding	166,201,727	148,673,768	12%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce, direct costs per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 19.

(9) See Reconciliation to IFRS on page 20 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 20.

(11) Adjusted net earnings is calculated by adding back the reversal of impairment on non-current assets that are held for sale which had a significant effect on reported earnings.  See Reconciliation to IFRS on page 19.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví and Bolañitos mines, the Company acquired the El Compas mine in 2016, which was commissioned in March 2019, and operated until August 2021, when operations were suspended.  In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which operated until November 2019.

On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo mine and related assets to Guanajuato Silver Company Ltd. ("GSilver") (formerly known as  VanGold Mining Corp. for a combination of cash and share payments plus additional contingency payments. On April 9, 2021, GSilver purchased the El Cubo assets for total consideration of $19.7 million and the Company recognized a gain on disposal of $5.8 million.

The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector. On August 31, 2021 the Company acquired the Bruner Gold Project, a gold exploration property, located in Nye County, Nevada for cash consideration of $10 million.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions were decreed, including the suspension of non-essential businesses, with only essential services to remain open.  At March 31, 2020, mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel followed the Company's strict COVID-19 safety protocols and non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020 as mining was declared an essential business.

The Company implemented measures to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, the Company is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact on the Company's 2021 production and costs has greater uncertainty.  Globally, and in Mexico, positive COVID-19 continues to spread at a significant rate, while the duration of vaccine distributions and effectiveness remain uncertain.  A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk.

The Company's long-term business could be significantly adversely affected by the ongoing effects of the COVID-19 pandemic. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, the duration of vaccine distribution, efficacy of the vaccines and the length of travel and quarantine restrictions imposed by governments of affected countries.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID 19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital.

As of September 30, 2021, the Company held $101.1 million in cash and $128.7 million in working capital.  Management believes there is sufficient working capital to meet the Company's current obligations, however the ultimate duration and severity of the COVID pandemic remains uncertain and could impact the financial liquidity of the Company.

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines.  The Company suspended mining operations at the El Compas mine in August 2021 due to exhaustion of reserves.

Consolidated Production Results for the Three and Nine Months Ended September 30, 2021 and 2020

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2021	2020	% Change		2021	2020	% Change
222,461	206,324	8%	Ore tonnes processed	673,932	519,771	30%
204	162	26%	Average silver grade (gpt)	181	165	10%
89.3	87.6	2%	Silver recovery (%)	87.2	86.7	1%
1,305,399	942,274	39%	Total silver ounces produced	3,427,223	2,396,478	43%
1,295,126	932,837	39%	Payable silver ounces produced	3,394,103	2,373,246	43%
1.57	1.82	(14%)	Average gold grade (gpt)	1.70	1.72	(1%)
93.9	85.0	10%	Gold recovery (%)	89.3	85.2	5%
10,541	10,260	3%	Total gold ounces produced	32,816	24,553	34%
10,328	10,041	3%	Payable gold ounces produced	32,177	24,078	34%
2,148,679	1,763,074	22%	Silver equivalent ounces produced(1)	6,052,503	4,360,718	39%
8.16	3.69	121%	Cash costs per silver ounce(2)(3)	9.59	4.95	94%
13.14	13.53	(3%)	Total production costs per ounce(2)(4)	15.84	13.74	15%
17.46	17.48	(0%)	All in sustaining cost per ounce (2)(5)	20.70	17.16	21%
115.57	100.36	15%	Direct operating costs per tonne(2)(6)	116.14	99.39	17%
130.38	112.37	16%	Direct costs per tonne(2)(6)	133.12	107.68	24%
13.98	13.32	5%	Silver co-product cash costs(7)	15.86	11.91	33%
1,020	1,037	(2%)	Gold co-product cash costs(7)	1,078	1,117	(4%)

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce, direct costs per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

Consolidated Production

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Consolidated silver production during Q3, 2021 was 1,305,399 ounces (oz), an increase of 39% compared to 942,274 oz in Q3, 2020, and gold production was 10,4541 oz, an increase of 3% compared to 10,260 oz in Q3, 2020.  Plant throughput was 222,461 tonnes at average grades of 204 grams per tonne (gpt) silver and 1.57 gpt gold, a throughput increase of 8% compared to 206,324 tonnes at average grades of 162 gpt silver and 1.82 gpt gold in Q3, 2020.  Consolidated silver production increased by 39% compared to Q3, 2020, primarily driven by a 46% increase in silver production at the Guanaceví mine, partially offset by the suspension of the El Compas operations. Consolidated gold production increased by 3% compared to Q3, 2020, primarily driven by a 54% increase in gold production at the Guanaceví mine, partially offset by the suspension of the El Compas operations.  The increase in silver and gold production at the Guanaceví mine were driven by a 26% increase in throughput, a 15% increase in silver grade and an 18% increase in gold grade. The Bolañitos mine contributed more modestly to the increase in increase in both silver and gold production with an 11% and 8% increase in silver and gold oz produced, respectively, primarily due to a 9% increase in throughput tonnes.

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Consolidated silver production during the nine months ended September 30, 2021 was 3,427,223 oz, an increase of 43% compared to 2,396,478 oz in the same period of 2020 and gold production was 32,816 oz, an increase of 34% compared to 24,553 oz in same period of 2020.  Plant throughput was 673,932 tonnes at average grades of 181 gpt silver and 1.70 gpt gold, a throughput increase of 30% compared to 519,771 tonnes at average grades of 165 gpt silver and 1.72 gpt gold in the same period of 2020.  Consolidated silver production increased by 43% compared to 2020, primarily driven by a 46% increase in silver production at the Guanaceví mine and a 38% increase in silver production at the Bolañitos mine, offset by the suspension of the operations at the El Compas mine. Consolidated gold production increased by 34% compared to 2020, primarily driven by a 43% increase in gold production at the Guanaceví mine and a 57% increase at the Bolañitos mine, offset by the suspension of the operations at the El Compas mine in August 2021.  The increases at the Guanaceví mine were primarily driven by a 27% increase in throughput, a 15% increase in silver grade and an 12% increase in gold grade. The increases at the Bolañitos mine were primarily driven by a 40% increase in throughput, a 7% decrease in silver grade offset by a 6% increase in silver recovery and an 12% increase in gold grade.  The comparative information for 2020 is also affected by the temporary suspension of the Guanaceví, Bolañitos and El Compas mines during Q2, 2020 due to the COVID-19 pandemic

For the first nine months of 2021, silver equivalent production was ahead of guidance and the Company has revised its 2021 guidance to reflect the strong performance at Guanaceví, while Bolañitos production estimate remains the same as originally estimated for silver with a small increase in gold (see Annual Outlook on page 29). Other operations components of the Company's full year guidance remain unchanged from previous targets. The COVID-19 pandemic remains prevalent in Mexico, and at the Company's business locations, process and protocols remain in place to ensure staff and workers as well as our communities remain as safe as possible.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Consolidated Operating Costs

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Direct operating costs per tonne in Q3, 2021 increased 15%, to $115.57 compared with Q3, 2020 due to higher operating costs at Guanaceví, Bolañitos and El Compas.  Guanaceví and Bolañitos have seen increased labour costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to prior year.  There has also been a strengthening of the Mexican Peso comparative to the US Dollar, which increased expenses denominated in that currency.  Including royalties and special mining duty, direct costs per tonne increased 16% to $130.38.  Royalties increased 33% to $2.7 million as increased production from the El Curso and El Porvenir concessions at Guanaceví. The improved profitability from the higher throughput and grades increased special mining duty expense 33% to $0.6 million for Q3, 2021.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $8.16 due to higher direct costs per tonne and lower gold credit driven lower gold grades and prices.  All-in sustaining costs (also a non-IFRS measure) were flat on a per oz basis compared to Q3, 2020 as a result of higher cash costs and increased mine site expensed exploration and increased capital expenditures at Guanaceví to accelerate mine development within the El Curso ore body offset by increased production and decreased general and administrative costs. In Q3, 2021 corporate general and administrative included a $2.8 million mark to market expense recovery of cash settled deferred share units, whereas the mark to market expense was $1.6 million in Q3, 2020, due to period end changes in the Company's share price.

On a co-product cash costs basis silver cost per ounce increased 5% and gold cost per ounce decreased 2% compared to the Q3, 2020. The silver co-product cost per ounce increased due to higher operating, royalty and special mining duty costs primarily at the Guanaceví mine.  Gold co-product cash costs decreased due to lower proportional gold production due to lower gold ore grades and the reduced contribution of gold oz from El Compas which was partially offset an increase in gold recovery.

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Direct operating costs per tonne in the first nine months of 2021 increased 17%, to $116.14 compared with 2020 due to higher operating costs at Guanaceví and Bolañitos.  Guanaceví and Bolañitos have seen increased labour costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to the prior year.  There has also been an 8% increase in the average Mexican Peso to US Dollar foreign exchange rate compared to the prior period, which increased expenses denominated in Mexican Pesos.  Including royalties and special mining duty, direct costs per tonne increased 24% to $133.12.  Royalties increased 155% to $9.5 million with increased production from the El Curso and El Porvenir concessions at Guanaceví and higher prices substantially increased the royalty expense. The higher prices and higher grades increased special mining duty expense 233% to $1.9 million for first nine months of 2021.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $9.59 primarily due to the higher direct costs per tonne and lower realized gold prices compared to 2020.  All-in sustaining costs (also a non-IFRS measure) increased 21% to $20.70 per oz in 2021 as a result of higher cash costs, increased mine site expensed exploration and increased capital expenditures at Guanaceví to accelerate mine development within the El Curso ore body.

On a co-product cash costs basis silver cost per ounce increased 33% and gold cost per ounce decreased 4% compared to the 2020. The improved silver ore grade was offset by higher operating, royalty and special mining duty costs primarily at the Guanaceví mine.  Gold co-product cash costs decreased due to higher gold ore grades and higher gold recoveries offset by the higher operating costs at Bolañitos.

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 540 people and engages over 400 contractors.

During 2019, the Company acquired a 10-year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. The Company pays a 4% royalty on sales below $15.00 per ounce, 9% above $15.00 per ounce 13% above $20.00 per silver ounce, and a maximum 16% above $25 per silver ounce, based on the then current realized prices.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

The development of two new orebodies, Milache and SCS and the acquisition of the Ocampo concession rights have provided sufficient ore and flexibility to increase mine output and to reach designed plant capacity.

Production Results for the Three and Nine Months Ended September 30, 2021 and 2020

Three Months Ended September 30			GUANACEVÍ	Nine Months Ended September 30
2021	2020	% Change		2021	2020	% Change
105,496	83,816	26%	Ore tonnes processed	306,021	240,254	27%
387	336	15%	Average silver grade (g/ t)	353	306	15%
89.5	89.1	0%	Silver recovery (%)	87.3	88.0	(1%)
1,174,168	806,917	46%	Total silver ounces produced	3,031,626	2,079,378	46%
1,170,645	804,496	46%	Payable silver ounces produced	3,022,531	2,073,260	46%
1.13	0.95	19%	Average gold grade (g/ t)	1.05	0.94	12%
94.1	91.5	3%	Gold recovery (%)	91.3	91.1	0%
3,605	2,342	54%	Total gold ounces produced	9,432	6,616	43%
3,594	2,335	54%	Payable gold ounces produced	9,404	6,598	43%
1,462,568	994,277	47%	Silver equivalent ounces produced(1)	3,786,186	2,608,658	45%
10.40	9.64	8%	Cash costs per silver ounce(2)(3)	12.72	9.12	39%
12.37	12.80	(3%)	Total production costs per ounce(2)(4)	15.22	12.32	24%
16.12	17.76	(9%)	All in sustaining cost per ounce (2)(5)	19.76	15.93	24%
144.31	119.48	21%	Direct operating costs per tonne(2)(6)	145.33	111.83	30%
176.50	146.26	21%	Direct costs per tonne(2)(6)	180.32	127.57	41%
12.96	12.39	5%	Silver co-product cash costs(7)	15.03	11.35	32%
945	965	(2%)	Gold co-product cash costs(7)	1,021	1,065	(4%)

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

Guanaceví Production Results

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Silver production at the Guanaceví mine during Q3, 2021 was 1,174,168 oz, an increase of 46% compared to 806,917 oz in Q3, 2020, and gold production was 3,605 oz, an increase of 54% compared to 2,342 oz in Q3, 2020.  Plant throughput was 105,496 tonnes at average grades of 387 gpt silver and 1.13 gpt gold, compared to 83,816 tonnes at average grades of 336 gpt silver and 0.95 gpt gold in Q3, 2020. The 46% increase in silver production and 54% increase in gold production compared to Q3, 2020 is due to higher throughput, as the plant maintained its 1,200 tonnes per day capacity in Q3, 2021, and higher ore grades with minimal changes in recoveries.  Stockpiled ore inventory decreased slightly during the quarter as mine output was slowed because production had been ahead of plan during the first half of 2021. The purchase of local third-party ores continued to supplement mine production, amounting to 10% of quarterly throughput, and contributed to the higher ore grades.  The thickness of the vein on the El Curso concessions and previous year's investment to develop the ore has contributed to the improved throughput at Guanaceví.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Silver production at the Guanaceví mine during the first nine months of 2021 was 3,031,626 oz, an increase of 46% compared to 2,079,378 oz and gold production was 9,432 oz, an increase of 43% compared to 6,616 oz in the same period of 2020.  Plant throughput was 306,021 tonnes at average grades of 353 gpt silver and 1.05 gpt gold, compared to 240,254 tonnes at average grades of 306 gpt silver and 0.94 gpt gold. The 46% increase in silver production and 43% increase in gold production compared to the comparative period in 2020 is primarily due to the 27% increase in throughput, as the plant reached its 1,200 tonnes per day capacity in Q2, 2021 and maintained it during Q3, 2021, with similar recoveries.  The comparative information for 2020 is also affected by the impact on throughput due to the temporary suspension of the Guanaceví mine during Q2, 2020 due to the COVID-19 pandemic. Stockpiled ore inventory increased slightly during the first nine months of the year as the mine output is ahead of plan. The purchase of local third-party ores continued to supplement mine production, amounting to 10% of year to date throughput, and contributed to the higher ore grades.

Guanaceví Operating Costs

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Direct operating costs per tonne for the three months ended September 30, 2021 increased 21% to $144.31 compared with the same period in 2020, resulting from increased purchase of local third-party ores, increased labour costs and an increase in operating development.  Including royalty and special mining duty costs, direct cost per tonne increased 21% to $176.50 compared with the same period in 2020. Increased production from the El Curso and El Porvenir concessions and higher prices significantly increased the royalties paid during the quarter. The increased metal prices and ore grades resulted in improved profitability and higher special mining duty payable to the Mexican government.

Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were $10.40 compared to $9.64 due to the higher cost per tonne and lower gold grades. All-in sustaining costs (also a non-IFRS measure) decreased 9% to $16.12 from $17.76 per oz for the three months ended September 30, 2021 due to a significant reduction in allocated general and administrative costs.  The increase in cash costs per oz was the primary driver of the all-in sustaining costs along with higher capital expenditures but the significant reduction in general and administration expenses decreased the costs compared to the same period in 2020.  The $4.3 million comparative reduction in total general and administration costs in Q3, 2021 is due to mark-to-market fluctuations for director's deferred share units which impacted the comparative Guanaceví allocation by $2.5 million.

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Direct operating costs per tonne in the first nine months of 2021 increased 30% to $145.33 compared with the same period in 2020, as a result of increased purchase of local third-party ores, increased labour costs, the expensing of development costs at El Porvenir, as there are no reserves to allow for capitalization, and an increase in operating development.  Including royalty and special mining duty costs direct cost per tonne increased 41% to $180.32 compared with the same period in 2020. Increased production from the El Curso and El Porvenir concessions and higher prices significantly increased the royalties paid during the quarter. The increased metal prices and ore grades resulted in improved profitability and higher special mining duty payable to the Mexican government.

Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were $12.72, 39% higher due to the higher cost per tonne, offset by the higher metal grades and higher gold credit. Similarly, all-in sustaining costs (also a non-IFRS measure) increased 24% to $19.76 per oz for the nine months ended September 30, 2021.  The increase in cash costs per oz was the primary driver of the higher all-in sustaining costs, while higher capital and exploration expenditures partially offset by lower general and administration expenses contributed to the higher costs compared to the same period in 2020. In Q2, 2020 there was a sharp reduction in capital and exploration expenditures due to the suspension of activities due to COVID-19.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 470 people and engages over 157 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2021 and 2020

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2021	2020	% Change		2021	2020	% Change
107,752	98,945	9%	Ore tonnes processed	313,356	223,842	40%
41	42	(2%)	Average silver grade (g/ t)	39	42	(7%)
87.2	83.9	4%	Silver recovery (%)	89.1	84.0	6%
123,883	112,094	11%	Total silver ounces produced	350,154	253,901	38%
117,078	105,849	11%	Payable silver ounces produced	328,522	238,767	38%
1.98	2.04	(3%)	Average gold grade (g/ t)	2.09	1.93	8%
90.6	89.1	2%	Gold recovery (%)	90.9	87.9	3%
6,215	5,779	8%	Total gold ounces produced	19,150	12,209	57%
6,029	5,615	7%	Payable gold ounces produced	18,641	11,878	57%
621,083	574,414	8%	Silver equivalent ounces produced(1)	1,882,154	1,230,621	53%
(16.82)	(40.89)	59%	Cash costs per silver ounce(2)(3)	(23.47)	(27.18)	14%
17.92	(11.88)	251%	Total production costs per ounce(2)(4)	12.65	(0.50)	2630%
28.88	10.51	175%	All in sustaining cost per ounce (2)(5)	24.20	26.12	(7%)
82.97	67.13	24%	Direct operating costs per tonne(2)(6)	79.70	69.27	15%
81.53	67.82	20%	Direct costs per tonne(2)(6)	80.95	69.84	16%
15.22	11.94	27%	Silver co-product cash costs(7)	15.36	11.17	38%
1,110	929	19%	Gold co-product cash costs(7)	1,044	1,048	(0%)

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

Bolañitos Production Results

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Silver production at the Bolañitos mine was 123,883 oz in Q3, 2021, an increase of 11% compared to 112,094 oz in Q3, 2020, and gold production was 6,215 oz in Q3, 2021, an increase of 8% compared to 5,779 oz in Q3, 2020.  Plant throughput in Q3, 2021 was 107,752 tonnes at average grades of 41 gpt silver and 1.98 gpt gold, compared to 98,945 tonnes at average grades of 42 gpt silver and 2.04 gpt gold.  The 11% increase in silver production and 8% increase in gold production compared to Q3, 2020 is primarily due to the 9% increase in plant throughput and increased recoveries, offset by slightly lower ore grades. Recoveries improved as the operations improved ore blending to maximize recoveries compared to the prior period.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Silver production at the Bolañitos mine was 350,154 oz in the first nine months of 2021, an increase of 38% compared to 253,901 oz in the comparative period of 2020, and gold production was 19,150 oz in in the first nine months of 2021, an increase of 57% compared to 12,209 oz in the comparative period of 2020.  Plant throughput in the first nine months of 2021 was 313,356 tonnes at average grades of 39 gpt silver and 2.09 gpt gold, compared to 223,842 tonnes at average grades of 42 gpt silver and 1.93 gpt gold.  The 38% increase in silver production and 57% increase in gold production compared to the first nine months of 2020 is primarily due to the 40% increase in plant throughput, increased recoveries, offset by a 7% lower silver grade, and higher gold grades. The comparative information for 2020 is also affected by the impact on throughput due to the temporary suspension of the Bolañitos mine during Q2, 2020 due to the COVID-19 pandemic.  Recoveries improved as the operations improved ore blending to maximize recoveries compared to the prior period.  Recoveries improved as the operations improved ore blending to maximize recoveries compared to the prior period.

Bolañitos Operating Costs

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Direct costs per tonne in Q3, 2021 increased 20% to $81.532 per tonne due to higher waste tonnes handled during the quarter, and higher labour costs.  Cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $16.82 per oz of payable silver in Q3, 2021 compared to negative $40.89 per oz in Q3, 2020 due in large part to the reduction in realized gold price compared to the same period in prior year.  All-in sustaining costs (also a non-IFRS measure) increased in Q3, 2021 to $28.88 per oz due to increase in cash costs and higher sustaining capital expenditures partially offset by lower corporate general and administrative charges.

On a co-product cash costs basis, silver cost per ounce increased compared to Q3, 2020. Silver co-product cash costs increased 27% and gold co-product costs increased 19% to $15.22 per silver ounce and $1,110 per gold ounce respectively. The increase in the silver cost on a co-product basis was primarily driven by the higher direct costs per tonne and the variation in ore, while the higher gold costs on a co-product basis was driven by the lower ore gold grades and the higher direct costs per tonne.

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Direct costs per tonne in the first nine months of 2021 increased 16%, compared to the first nine months of 2020, to $80.95 per tonne due to higher waste tonnes handled during the period and higher labour costs.  Cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $23.47 per oz of payable silver in the first nine months of 2021 compared to negative $27.18 per oz in the comparative period of 2020 due to higher direct costs and a 4% decrease in the realized gold price offset by a higher proportion of gold production.  All-in sustaining costs (also a non-IFRS measure) decreased in the first nine months of 2021 compared to the same period of 2020, to $24.20 per oz due to lower operating cost per oz, partially offset by higher sustaining capital expenditures higher corporate general and administrative charges.

On a co-product cash costs basis, silver cost per ounce increased compared to the first nine months of 2020. Silver co-product cash costs increased 38%, while gold co-product costs decreased minimally to $15.36 per silver ounce and $1,044 per gold ounce respectively. The increase in the silver cost on a co-product basis was primarily driven by the higher direct costs per tonne and the variation in ore, while the lower gold costs on a co-product basis was driven by the higher ore gold grades, partially offset by the higher direct costs per tonne.

EL COMPAS OPERATIONS

The El Compas operation is a small but high-grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas. There is potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district. El Compas has a nominal plant capacity of 250 tonnes per day.

El Compas employed close to 200 people and engaged over 55 contractors until the suspension of operations in mid-August 2021 as the mineral reserves were exhausted.  The mine, plant and tailings facilities are on short term care and maintenance, while management conducts an evaluation of the alternatives including final closure.

There remain several brownfield exploration opportunities on concessions owned by the Company, however further resource definition and evaluation is required to recommence production. Temporary closure costs are estimated to be $1.3 million for 2021Company management and contract personnel continue to maintain the security of the mine, plant, and tailings facilities.  The mining equipment and selected other assets will be relocated to Endeavour's other operating mines, particularly to Bolañitos and Terronera, to reduce their future capital costs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

Production Results for the Three Months and Nine Months Ended September 30, 2021 and 2020

Three Months Ended September 30			El Compas	Nine Months Ended September 30
2021	2020	% Change		2021	2020	% Change
9,213	23,563	(61%)	Ore tonnes processed	54,555	55,675	(2%)
24	48	(50%)	Average silver grade (g/ t)	36	54	(33%)
103.4	64.0	62%	Silver recovery (%)	72.0	65.4	10%
7,348	23,263	(68%)	Total silver ounces produced	45,443	63,199	(28%)
7,403	22,492	(67%)	Payable silver ounces produced	43,050	61,219	(30%)
1.81	3.98	(55%)	Average gold grade (g/ t)	3.05	4.28	(29%)
134.5	70.9	90%	Gold recovery (%)	79.1	74.8	6%
721	2,139	(66%)	Total gold ounces produced	4,234	5,728	(26%)
705	2,091	(66%)	Payable gold ounces produced	4,132	5,602	(26%)
65,028	194,383	(67%)	Silver equivalent ounces produced(1)	384,163	521,439	(26%)
49.17	0.44	11075%	Cash costs per silver ounce(2)(3)	42.42	(10.99)	486%
59.30	159.08	(63%)	Total production costs per ounce(2)(4)	84.20	117.32	(28%)
48.16	40.39	19%	All in sustaining cost per ounce (2)(5)	59.62	24.02	148%
167.70	171.88	(2%)	Direct operating costs per tonne(2)(6)	161.73	166.86	(3%)
173.67	178.92	(3%)	Direct costs per tonne(2)(6)	168.07	173.96	(3%)
26.70	22.22	20%	Silver co-product cash costs(7)	27.53	16.13	71%
1,947	1,729	13%	Gold co-product cash costs(7)	1,870	1,513	24%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

El Compas Production Results

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Silver production at the El Compas mine was 7,348 oz and gold production was 721 oz in Q3, 2021 compared to 23,263 silver oz and 2,139 gold oz in Q3, 2020.  Plant throughput in Q3, 2021 was 9,213 tonnes at average grades of 24 gpt silver and 1.81 gpt gold compared to 23,563 tonnes at average grades of 48 gpt silver and 3.98 gpt gold.  El Compas production exceeded plan with higher throughput offset by lower silver and gold grades . The final material was milled prior to the suspension of operations.

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Silver production at the El Compas mine was 45,443 oz and gold production was 4,234 oz for January to mid-August 2021 compared to 63,199 silver oz and 5,728 gold oz in the first nine months of 2020.  Plant throughput was 54,555 tonnes at average grades of 39 gpt silver and 3.05 gpt gold compared to 55,675 tonnes at average grades of 54 gpt silver and 4.28 gpt gold in the first nine months of 2020.  El Compas production exceeded plan with higher throughput offset by lower silver and gold grades. Plant throughput was relatively flat compared to the first nine months of 2020, even though production in 2021 ceased in mid-August as in the comparative period, mining operations were suspended during Q2 2020 due to the COVID-19 pandemic.  Although throughput remained steady, both silver and gold grades decreased significantly resulting in lower proportional production.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

El Compas Operating Costs

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Direct costs were $173.67 per tonne in Q3, 2021, a 3% decrease from Q3, 2020. Silver cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were $49.17 per oz of payable silver in Q3, 2021 compared to $0.44 per oz in Q3, 2020. The decrease in grades was the primary driver in the high cash cost metric compared to the same period in 2020.

On a co-product cash costs basis, both silver and gold co-product costs per ounce rose 20% and 13% higher respectively due to the significantly lower grades.

All-in sustaining costs (also a non-IFRS measure) increased in Q3, 2021 to $48.16 per oz compared to $40.39 per ounce in the same period ended in 2020. The higher all-in sustaining costs is a function of the significantly lower silver and gold grades compared to the same period in 2020.

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Direct costs were $168.07 per tonne from January to mid-August 2021, a 3% decrease from the first nine months of 2020. Silver cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were $42.42 per oz of payable silver compared to negative $10.99 per oz in the first nine months of 2020. The significantly lower gold grade was the primary driver in the increase in cash costs compared to the comparative period in 2020. The decrease in costs per tonne was a result of normal variations in costs incurred.

On a co-product cash costs basis, both silver co-product cost per ounce and gold co-product costs per ounce increased to $27.53 per ounce and $1,870 per ounce, respectively compared to the first nine months of 2020. The Both co-product cash cost metrics increased due to the lower ore grades partially offset by the lower operating costs on a per tonne basis.

All-in sustaining costs (also a non-IFRS measure) increased to $59.62 per oz compared to $24.02 per oz in the same period ended in 2020. The higher all-in sustaining costs is a function of the lower silver and gold grades.

Company management and contract personnel maintained the security of the mine, plant and tailings facilities since mid-August. For the three months ended September 30, 2021 the Company incurred $0.2 million in legal, administrative and care and maintenance expenses and $0.7 million severance costs.

EL CUBO OPERATIONS

The El Cubo operation included two previously operating underground silver-gold mines and a flotation plant. which employed over 350 people and engaged over 200 contractors until the suspension of operations at the end of November 2019 as the mineral reserves had been exhausted. The mine, plant and tailings facilities were on care and maintenance until the sale of the El Cubo mine and related assets in April 2021.

Company management and contract personnel maintained the security of the mine, plant and tailings facilities until the sale. For the nine months ended September 30, 2021 the Company incurred $0.6 million (2020 - $2.0 million) in legal, administrative and care and maintenance expenses. In 2020 $0.3 million severance costs and $1.5 million in legal, administrative and care and maintenance expenses were incurred and $0.2 million in building and office depreciation.

On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo mine and related assets to GSilver for $15.0 million in cash and share payments plus additional contingency payments. On April 9, 2021, GSilver purchased the El Cubo assets for the following gross consideration:

  $7.5 million cash (paid)
  $9.8 million paid in shares with 21,331,058 shares of GSilver with a fair value of CDN $0.58 per share on April 9, 2021.  Total fair value of the shares at the time of agreement was $5.0 million priced at CDN$0.30
  $2.4 million paid by unsecured promissory note with a face value of $2.5 million due and payable April 9, 2022
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

GSilver is required to pay the Company up to an additional $3.0 million in contingent payments based on the following events:

  $1.0 million upon GSilver producing 3.0 million silver equivalent ounces from the El Cubo mill
  $1.0 million if the price of gold closes at or above US$2,000 dollars per ounce for 20 consecutive days prior to April 9, 2023.
  $1.0 million if the price of gold closes at or above US$2,200 dollars per ounce for 20 consecutive days prior to April 9, 2023.

On sale of the El Cubo assets the Company recognized a $16.8 million reversal of prior year impairments and $5.8 million gain on disposal for totaling $22.6 million impact on earnings in the first half of 2021.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

In 2020, the Company engaged an external consultant to update a previous Preliminary Feasibility Study based on updated information gathered in 2019 and 2020. In Q3, 2020 the Company completed an updated summary of the project's economics and published the NI 43-101 Technical Report ("2020 PFS").

The 2020 PFS included significant changes to the operations plan, capital and operating costs assumed compared to the previous study and, as a result, project economics improved. The external consultant reviewed all aspects of the previous studies, while further cost-benefit initiatives have been evaluated.

The 2020 PFS base case assumed a two-year trailing average silver price of $15.97 per oz and a gold price of $1,419 per oz. At base case prices, the improved economics estimated a net present value of $137 million at a 5% discount rate, internal rate of return of 30.0%, and payback period of 2.7 years.  Initial capital expenditures were estimated to be $99 million with life of mine capital expenditures estimated to be $60 million. The 10-year life of mine was estimated to produce an average of 3 million silver oz and 32,800 gold ounces per year generating $315 million pre-tax, $217 million after-tax, free cash flow over the life of the project.

In September 2020, the Company engaged Wood PLC to complete a Feasibility Study ("FS") at an estimated cost of $2.1 million, with the economic information released in a press release dated September 9, 2021 and the full report filed on SEDAR and EDGAR and posted to the Company's website on October 25, 2021.

The FS base case assumed a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexico Peso to US dollar exchange rate of 20:1. At base case prices, the improved economics estimated an after tax net present value of $174.1 million at a 5% discount rate, internal rate of return of 21.3%, and payback period of 3.6 years.  Initial capital expenditures were estimated to be $175 million with capital expenditures during production estimated to be $108.5 million. The 12-year life of mine was estimated to produce an average of 3.3 million silver oz and 32,874 gold ounces per year generating $476 million pre-tax, $311 million after-tax, free cash flow over the life of the project.

The Company is preparing to commence initial earthworks and intends to make a formal construction decision subject to completion of a financing package, and receipt of additional amended permits in the coming months. An additional $13 million budget has been approved to advance the site clearing, preparations for initial earthworks, temporary camp and procuring of long lead items for a cumulative 2021 development budget of $21 million approved to date.

The Company has re-classified the Terronera Project from an exploration and evaluation project to a development project and has deferred development costs during Q3, 2021 of $0.5 million.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

EXPLORATION RESULTS

In 2021, the Company planned to spend $10.2 million drilling 50,000 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the Guanaceví and Bolañitos operating mines, 11,500 metres of core drilling are planned at a cost of $2.0 million and $1.9 million, respectively to replace reserves and expand resources.

On the exploration and development projects, expenditures of $6.3 million are planned to fund 27,000 metres of core drilling at the Terronera project to test multiple regional targets, the Parral project to continue drilling the San Patricio and Veta Colorada vein systems and the Paloma project in Chile. The Company is currently permitting of the Cerro Marquez and Aida projects and will continue to map and sample to prioritize targets for drilling.

At Guanaceví, in 2021 the Company drilled 13,334 metres in 50 holes at a total expense of $1.4 million to delineate the extension of the Porvenir Cuatro, Milache and SCS ore bodies. Drilling confirmed expectations and intersected significant mineralization with similar ore grades and vein widths similar to the 2020 intersections. The remaining drilling is planned to connect the Porvenir Cuatro (previously mined), El Curso and Milache ore bodies to verify continuous mineraliztion over a 1,500 m length by 400 m vertical extent.

At Bolañitos, in 2021 the Company drilled 10,011 metres in 52 holes at total expense of $0.8 million to target the Melladito vein, the Plateros vein and the Belén vein. The Company intersected significant mineralization with ore grades over mineable widths.  Drilling will continue during the fourth quarter with resource update expected for year end.

At Terronera the Company commenced the 2021 drill program targeting the southeast area near the Terronera vein and regional area acquired in 2020.  A total of 12,906 metres were drilled in 46 holes intersecting high-grade silver-gold mineralization in a number of structures near the Terronera vein, highlighting the potential of the area. Four structures, the San Simon, Fresno, Pendencia and Lindero veins are located immediately to the southeast of the Terronera vein, and the Los Cuates vein is located approximately 10 kilometers to the northwest of the Terronera Project. The drill results represent ongoing exploration work at the Terronera Project, with a plan to complete 16,000 metres of drilling by the end of the year. Key targets include extensions of the Terronera vein, which hosts most of the reserves in the Terronera FS that was completed in Q3, 2021, and more regional targets to grow resources in the district. As the FS is now complete, all 2021 drill results are not included as part of the initial development plan.

At Parral the Company commenced the drill program in March, drilling 47 holes totaling 11,860 metres in untested areas of the Colorada vein and related nearby veins.  The 2021 drill program is on-going with results and interpretation expected in Q4, 2021.

In Chile, the Company completed initial drilling on the Paloma properties targeting a bulk tonnage, high-sulfidation epithermal deposit related to intrusive domes or the tops of porphyry systems located in the Chilean Miocene deposit belt, 180 kilometers southeast of the city of Calama, 5,000 metres above sea level. The Company has an option to acquire up to 70% ownership of 5,100 hectares from Compañía Minera del Pacifico. Drilling confirmed widespread alteration and low-grade gold mineralization, however it is interpreted that the drilling did not reach the core of the system. The exploration team has analyzed drill results and developed the next drill program phase to test targets for higher-grade mineralization.

CONSOLIDATED FINANCIAL RESULTS

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

In Q3, 2021, the Company's mine operating earnings were $8.3 million (Q3, 2020: $6.3 million) on net revenue of $34.6 million (Q3, 2020: $35.6 million) with cost of sales of $26.3 million (Q3, 2020: $29.3 million).

In Q3, 2021, the Company had operating earnings of $3.0 million (Q3, 2020: $0.4 million) after exploration and evaluations costs of $4.7 million (Q3, 2020: $1.6 million), general and administrative cost recovery of $0.5 million (Q3, 2020: expense of $3.7 million), care and maintenance expense of $0.4 million (Q3, 2020: $0.5 million) and $0.7 million in severance costs related to the suspension of operations at the El Compas mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

The loss before taxes for Q3, 2021 was $0.8 million (Q3, 2020: earnings before taxes of $1.6 million) after finance costs of $0.2 million (Q3, 2020: $0.3 million), a foreign exchange loss of $1.2 million (Q3, 2020: foreign exchange gain of $0.9 million) and a loss on investment and other expenses of $2.5 million (Q3, 2020: investment and other income of $0.6 million). The Company realized a net loss for the period of $4.5 million (Q3, 2020: net earnings of $0.4 million) after an income tax expense of $3.7 million (Q3, 2020: $1.2 million).

Net revenue of $34.6 million in Q3, 2021, net of $0.4 million of smelting and refining costs, decreased by 3% compared to $35.6 million, net of $0.6 million of smelting and refining costs in Q3, 2020.  Gross sales of $35.0 million in Q3, 2021 represented a 3% decrease over the $36.1 million for the same period in 2020. Silver oz sold decreased by 6% with a 2% decrease in the realized silver price, resulting in an 8% decrease to silver sales. Gold oz sold increased by 10% with an 8% decrease in realized gold prices resulting in a 2% increase in gold sales.  During the period, the Company sold 699,539 oz silver and 9,925 oz gold, for realized prices of $24.56 and $1,791 per oz respectively, compared to sales of 741,262 oz silver and 8,997 oz gold, for realized prices of $25.08 and $1,952 per oz, respectively, in the same period of 2020. For the three months ended September 30, 2021, the realized prices of silver and gold were within approximately 1% of the London spot prices. Silver and gold London spot prices averaged $24.36 and $1,790, respectively, during the three months ended September 30, 2021.

The Company significantly increased its finished goods silver and increased its gold inventory to 1,067,404 oz and 3,239 oz, respectively at September 30, 2021 compared to 471,817 oz silver and 2,835 oz gold at June 30, 2021.  The cost allocated to these finished goods was $18.3 million at September 30, 2021, compared to $10.1 million at June 30, 2021.  At September 30, 2021, the finished goods inventory estimated fair market value was $29.2 million, compared to $17.3 million at June 30, 2021.

Cost of sales for Q3, 2021 was $26.3 million, a decrease of 10% over the cost of sales of $29.3 million for the same period of 2020.  The decrease in cost of sales was a result of withholding sales and increasing finished goods inventory and the delayed recognition of the related costs until final sales.  Overall costs for Q3, 2021 were impacted by higher labour costs, a strengthening of the Mexican Peso and royalty costs partially offset by improved productivity at the Guanaceví and Bolañitos operations, compared to the same period in 2020. Royalties increased 33% to $2.7 million due to increased mining of the high-grade Porvenir and Porvenir Cuatro extensions at the Guanaceví operation which is subject to the significantly higher royalty rates.  During Q3, 2021 the Company's operations experienced higher costs than budgeted due to global supply constraints creating inflationary pressure, labour costs tracking higher than planned and increased purchased ore at the Guanaceví operation.

Exploration and evaluation expenses increased in Q3, 2021 to $4.7 million from $1.6 million for the same period of 2020 primarily based on additional expenditures to advance the Terronera FS and the timing of drill programs.  General and administrative expenses decreased to an expense recovery of $0.5 million in Q3, 2021 compared to and expense of $3.7 million for the same period of 2020, due to mark-to-market fluctuations for director's deferred share units which comparatively decreased costs by $4.3 million.

The Company incurred a foreign exchange loss of $1.2 million in Q3, 2021 compared to a foreign exchange gain of $0.9 million in Q3, 2020 due to the weakening of the Mexican Peso at the end of Q3, 2021 compared to Q2, 2021 and a strengthening of the Mexican Peso at the end of Q3, 2020 compare to Q2, 2020 which resulted in lower valuations of peso denominated tax receivables and cash balances. The Company incurred $0.2 million in finance charges primarily related to mobile equipment purchased compared to $0.3 million in the same period in 2020. The decrease is a result of the lower loan balances outstanding.  The Company recognized a loss of $2.4 million in investment and other income compared to income of $0.6 million in Q3, 2020 with the loss during the quarter primarily resulting from an unrealized loss on marketable securities of $3.0 million offset by $0.1 million in interest income and $0.2 million in royalty income.

Income tax expense was $3.7 million in Q3, 2021 compared to $1.2 million in Q3, 2020.  The $3.7 million tax expense is comprised of $0.7 million in current income tax expense (Q3, 2020: $0.6 million) and $3.0 million in deferred income tax expense (Q3, 2020: $0.6 million). The current income tax expense consists of $0.6 million of special mining duty taxes and $0.1 million of income taxes. The deferred income tax expense of $3.0 million is due to the use of loss carry forwards to offset taxable income primarily generated at the Guanaceví operations.

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

For the nine-month period ended September 30, 2021, the Company's mine operating earnings was $24.1 million (2020: $6.5 million) on net revenue of $116.8 million (2020: $77.7 million) with cost of sales of $92.7 million (2020: $71.2 million).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

The Company had operating earnings of $18.2 million (2020: operating loss $12.8 million) after exploration and evaluation costs of $13.8 million (2020: $5.7 million), general and administrative costs of $7.3 million (2020: $8.8 million), care and maintenance cost of $0.9 million, (2020: $4.8 million) and an impairment reversal of $16.8 million resulting from the valuation assessment done for the El Cubo mine and related assets upon classification as held for sale. The $0.9 million in care and maintenance costs for the nine months ended September 30, 2021 are comprised of $0.7 million recognized for the El Cubo operation for costs to sale of the mine and related assets in April 2021, and $0.2 million recognized for the El Compas operation, where operations were suspended in mid-August, 2021. During the comparative period of 2020 the Company recognized $2.6 million in care and maintenance costs for the suspended El Cubo operation and $2.2 million in care and maintenance costs related to the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19.

The earnings before taxes was $24.1 million (2020: loss before taxes $15.8 million) after finance costs of $0.7 million (2020: $1.0 million), a foreign exchange loss of $1.2 million (2020: $3.3 million), a gain on disposal of the El Cubo mine and related assets of $5.8 million (2020: $nil) and investment and interest income of $2.1 million (2020: $1.3 million). The Company realized net earnings for the period of $14.4 million (2020: net loss of $18.8 million) after an income tax expense of $9.7 million (2020: $3.0 million).

Net revenue of $116.8 million in for the first nine months of 2021, net of $1.6 million of smelting and refining costs, increased by 50% compared to $77.7 million, net of $1.3 million of smelting and refining costs in the comparative period of 2020.  Gross sales of $118.4 million in 2021 represented a 50% increase over the $79.0 million for the same period in 2020. Silver oz sold increased by 20% with a 35% increase in the realized silver price, resulting in a 62% increase to silver sales. Gold oz sold increased by 40% with a 2% reduction in realized gold prices resulting in a 38% increase in gold sales. During the period, the Company sold 2,443,184 oz silver and 30,398 oz gold, for realized prices of $26.26 and $1,784 per oz respectively, compared to sales of 2,041,601 oz silver and 21,669 oz gold, for realized prices of $19.40 and $1,820 per oz, respectively, in the same period of 2020. For the nine months ended September 30, 2021, the realized prices of silver and gold were within 2% to London spot prices. Silver and gold London spot prices averaged $25.75 and $1,800, respectively, during the nine months ended September 30, 2021.

The Company significantly increased its finished goods silver and gold inventory to 1,067,404 oz and 3,239 oz, respectively at September 30, 2021 compared to 116,484 oz silver and 1,459 oz gold at December 31, 2020.  The cost allocated to these finished goods was $18.3 million at September 30, 2021, compared to $3.6 million at December 31, 2020.  At September 30, 2021, the finished goods inventory fair market value was $29.2 million, compared to $5.8 million at December 31, 2020.

Cost of sales for first nine months of 2021 was $92.7 million, an increase of 30% over the cost of sales of $71.2 million for the same period of 2020.  The increase in cost of sales was primarily related to increased production, higher labour and royalty costs offset by improved productivity at the Guanaceví and Bolañitos operations and the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19 during Q2 2020, which significantly affected sales and costs of sales in the prior period. Royalties increased 155% to $9.5 million due to higher realized prices and the increased mining of the high-grade Porvenir and Porvenir Cuatro extensions at the Guanaceví operation which is subject to the significantly higher royalty rates.

Exploration and evaluation expenses increased in 2021 to $13.8 million from $5.7 million for the same period of 2020 primarily based on additional expenditures to advance the Terronera FS and the timing of drill programs, as drilling was also suspended during Q2 2020 due to COVID-19.  General and administrative expenses decreased to $7.3 million in 2021 compared to $8.8 million for the same period of 2020, due to mark-to-market fluctuations for director's deferred share units which comparatively decreased costs by $1.3 million, additional salary costs as during early 2020 senior management took voluntary pay reductions and received lower bonuses and the impact on the strengthening of the Canadian dollar increasing the US dollar amount of Canadian dollar expenditures.

The Company incurred a foreign exchange loss of $1.2 million in 2021 compared to a foreign exchange loss of $3.3 million in 2020 as there has been a slight weakening of the Mexican Peso from December 31, and a more substantial weakening of the Mexican Peso weakened in the first nine months of 2020, which resulted in lower valuations of peso denominated tax receivables and cash balances. The Company incurred $0.7 million in finance charges, primarily related to mobile equipment purchased in 2019 and early 2020 compared to $1.0 million in the same period in 2020 as the loan balances have been decreasing. The Company recognized $2.1 million in investment and other income compared to $1.3 million in 2020 with the majority of the other income derived from a gain on marketable securities of $0.8 million, $0.6 million in interest income and $0.4 million in royalty income.  In 2021, the Company also recognized a gain on the sale of the El Cubo mine of $5.8 million.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Income tax expense was $9.7 million in 2021 compared to an income tax expense of $3.0 million in 2020.  The $9.7 million tax expense is comprised of $2.5 million in current income tax expense (2020: $1.1 million) and $7.2 million in deferred income tax expense (2020: $1.9 million). The current income tax expense consists of $1.9 million of special mining duty taxes and $0.6 million of income taxes. The deferred income tax expense of $7.2 million is due to the use of loss carry forwards to offset taxable income generated at Guanaceví and Bolañitos.

The recoverable amounts of the Company's cash-generating units (CGUs), which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

During Q1, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were classified as held for sale and immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal.  During Q2, 2021 the sale of the El Cubo assets was completed with a gain on disposal of $5.8 million.  The reclamation provision for the El Cubo mine of $4.6 million transferred to GSilver upon acquisition of the related mining concessions.

NON-IFRS MEASURES

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that do not have standardized meanings prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other issuers.

The Company incurred a reversal of impairments on non-current assets and a gain on disposal of the El Cubo mine and equipment that had a significant effect on reported earnings in 2021. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the impairment and significant non-routine items to appropriately compare to past performance and are provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
except for share numbers and per share amounts	2021	2020	2021	2020
Net income (loss) for the period per financial statements	($4,479)	$451	$14,426	($18,764)
Impairment (reversal) of non-current assets, net of tax	-	-	(16,791)	-
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	(5,807)	-
Adjusted net earnings (loss)	($4,479)	$451	($8,172)	($18,764)
Basic weighted average share outstanding	170,432,326	156,265,280	166,201,727	148,673,768
Adjusted net earnings (loss) per share	($0.03)	$0.00	($0.05)	($0.13)

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Mine operating earnings (loss) per financial statements	$8,277	$6,291	$24,146	$6,521
Share-based compensation	105	87	334	270
Amortization and depletion	4,843	8,122	18,963	18,096
Write down of inventory to net realizable value	0	639	272	2,167
Mine operating cash flow before taxes	$13,225	$15,139	$43,715	$27,054

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

Operating cash flow before working capital per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per working capital share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Cash from (used in) operating activities per financial statements	($153)	$15,572	$5,391	$12,314
Net changes in non-cash working capital per financial statements	(7,808)	5,288	(16,168)	5,110
Operating cash flow before working capital adjustments	$7,655	$10,284	$21,559	$7,204
Basic weighted average shares outstanding	170,432,326	156,265,280	166,201,727	148,673,768
Operating cash flow before working capital changes per share	$0.04	$0.07	$0.13	$0.05

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring impairments (reversals)
  Significant non-routine items

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Net income (loss) for the period per financial statements	($4,479)	$451	$14,426	($18,764)
Depreciation and depletion - cost of sales	4,843	8,122	18,963	18,096
Depreciation and depletion - exploration	87	104	238	283
Depreciation and depletion - general & administration	30	44	102	153
Depreciation and depletion - care & maintenance	21	26	25	245
Depreciation and depletion - inventory write down	0	375	6	1,121
Finance costs	195	359	702	1,025
Current income tax expense	659	595	2,476	1,056
Deferred income tax expense (recovery)	3,017	556	7,260	1,906
EBITDA	$4,373	$10,632	$44,198	$5,121
Share based compensation	725	793	2,918	2,386
Impairment (reversal) of non-current assets, net of tax	-	-	(16,791)	-
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	(5,807)	-
Adjusted EBITDA	$5,098	$11,425	$24,518	$7,507

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Cash costs per silver ounce, total production costs per ounce, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, total production costs per ounce and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total

Direct production costs per financial statements	$9,299	$6,692	$2,648	$18,639	$8,713	$6,234	$3,471	$18,418
Smelting and refining costs included in net revenue	-	350	42	392	-	429	133	562
Opening finished goods	(6,985)	(408)	(1,145)	(8,538)	(2,017)	(356)	(403)	(2,776)
Finished goods NRV adjustment	-	-	-	-	-	-	264	264
Closing finished goods	12,910	2,306	-	15,216	3,318	335	585	4,238
Direct operating costs	15,224	8,940	1,545	25,709	10,014	6,642	4,050	20,706
Royalties	2,595	48	55	2,698	1,795	68	166	2,029
Special mining duty (1)	801	(203)	-	598	450	0	-	450
Direct costs	18,620	8,785	1,600	29,005	12,259	6,710	4,216	23,185
By-product gold sales	(7,673)	(7,827)	(2,274)	(17,774)	(2,103)	(11,309)	(4,148)	(17,560)
Opening gold inventory fair market value	3,349	633	1,038	5,020	1,315	994	1,171	3,480
Closing gold inventory fair market value	(2,127)	(3,560)	-	(5,687)	(3,712)	(723)	(1,229)	(5,664)
Cash costs net of by-product	12,169	(1,969)	364	10,564	7,759	(4,328)	10	3,441
Amortization and depletion	1,683	3,071	89	4,843	2,196	3,023	2,903	8,122
Share-based compensation	44	45	16	105	34	26	27	87
Opening finished goods depletion	(1,333)	(220)	(30)	(1,583)	(547)	(136)	(513)	(1,196)
NRV depreciation cost adjustment	-	-	-	-	-	-	375	375
Closing finished goods depletion	1,920	1,171	-	3,091	855	158	776	1,789
Total production costs	$14,483	$2,098	$439	$17,020	$10,297	($1,257)	$3,578	$12,618

	Three Months Ended September 30 , 2021				Three Months Ended Septembere 30 , 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	105,496	107,752	9,213	222,461	83,816	98,945	23,563	206,324
Payable silver ounces	1,170,645	117,078	7,403	1,295,126	804,496	105,849	22,492	932,837
Cash costs per silver ounce	$10.40	($16.82)	$49.17	$8.16	$9.64	($40.89)	$0.44	$3.69
Total production costs per ounce	$12.37	$17.92	$59.30	$13.14	$12.80	($11.88)	$159.08	$13.53
Direct operating costs per tonne	$144.31	$82.97	$167.70	$115.57	$119.48	$67.13	$171.88	$100 .36
Direct costs per tonne	$176.50	$81.53	$173.67	$130.38	$146.26	$67.82	$178.92	$112.37

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Expressed in thousands US dollars	Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total

Direct production costs per financial statements	$33,072	$21,567	$8,951	$63,590	$25,058	$14,376	$7,506	$46,940
Smelting and refining costs included in net revenue	-	1,353	248	1,601	-	1,013	322	1,335
Opening finished goods	(1,509)	(250)	(642)	(2,401)	(1,509)	(219)	(169)	(1,897)
Finished goods NRV adjustment	-	-	266	266	-	-	1,046	1,046
Closing finished goods	12,910	2,306	-	15,216	3,318	335	585	4,238
Direct operating costs	44,473	24,976	8,823	78,272	26,867	15,505	9,290	51,662
Royalties	8,966	186	346	9,498	3,197	128	395	3,720
Special mining duty (1)	1,742	205	-	1,947	585	-	-	585
Direct costs	55,181	25,367	9,169	89,717	30,649	15,633	9,685	55,967
By-product gold sales	(15,346)	(30,265)	(8,626)	(54,237)	(8,460)	(21,643)	(9,342)	(39,445)
Opening gold inventory fair market value	735	746	1,283	2,764	437	244	213	894
Closing gold inventory fair market value	(2,127)	(3,560)	-	(5,687)	(3,712)	(723)	(1,229)	(5,664)
Cash costs net of by-product	38,443	(7,712)	1,826	32,557	18,914	(6,489)	(673)	11,752
Amortization and depletion	5,763	10,664	2,536	18,963	5,935	6,168	5,993	18,096
Share-based compensation	137	136	61	334	98	86	86	270
Opening finished goods depletion	(271)	(104)	(804)	(1,179)	(252)	(43)	(121)	(416)
NRV depreciation cost adjustment	-	-	6	-	-	-	1,121	1,121
Closing finished goods depletion	1,920	1,171	-	3,091	855	158	776	1,789
Total production costs	$45,992	$4,155	$3,625	$53,766	$25,550	($120)	$7,182	$32,612

	Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	306,021	313,356	54,555	673,932	240,254	223,842	55,675	519,771
Payable silver ounces	3,022,531	328,522	43,050	3,394,103	2,073,260	238,767	61,219	2,373,246

Cash costs per silver ounce	$12.72	($23.47)	$42.42	$9.59	$9.12	($27.18)	($10.99)	$4.95
Total production costs per ounce	$15.22	$12.65	$84.20	$15.84	$12.32	($0.50)	$117.32	$13.74
Direct operating costs per tonne	$145.33	$79.70	$161.73	$116.14	$111.83	$69.27	$166.86	$99.39
Direct costs per tonne	$180.32	$80.95	$168.07	$133.12	$127.57	$69.84	$173.96	$107.68

Expressed in thousands US dollars	Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total

Closing finished goods	12,910	2,306	-	15,216	3,318	335	585	4,238
Closing finished goods depletion	1,920	1,171	-	3,091	855	158	776	1,789
Finished goods inventory	$14,830	$3,477	$0	$18,307	$4,173	$493	$1,361	$6,027

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$12,169	($1,969)	$364	$10,564	$7,759	($4,328)	$10	$3,441
Operations stock based compensation	44	45	16	105	34	26	27	87
Corporate general and administrative	(781)	(389)	(79)	(1,249)	1,740	968	341	3,049
Corporate stock based compensation	436	216	44	697	327	212	63	602
Reclamation - amortization/ accretion	13	11	2	26	9	7	3	19
Mine site expensed exploration	366	229	3	598	267	172	423	862
Intangible payments	61	30	6	97	30	30	29	89
Equipment loan payments	245	501	-	746	233	525	-	758
Capital expenditures sustaining	6,322	4,706	-	11,028	3,886	3,501	12	7,399
All In Sustaining Costs	$18,875	$3,381	$357	$22,612	$14,285	$1,113	$908	$16,306
Growth exploration and evaluation				4,053				600
Growth capital expenditures				2,303				1,165
All In Costs				$28,968				$18,071

	Three Months Ended September 30, 2021				Three Months Ended Septembere 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	105,496	107,752	9,213	222,461	83,816	98,945	23,563	206,324
Payable silver ounces	1,170,645	117,078	7,403	1,295,126	804,496	105,849	22,492	932,837
Silver equivalent production (ounces)	1,462,568	621,083	65,028	2,148,679	994,277	574,414	194,383	1,763,074
Sustaining cost per ounce	$16.12	$28.88	$48.16	17.46	$17.76	$10.52	$40.34	$17.48
All In costs per ounce				22.37				$19.37

Expressed in thousands US dollars	Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$38,443	($7,712)	$1,826	$32,557	$18,914	($6,489)	($673)	$11,752
Operations stock based compensation	137	136	61	334	98	86	86	270
Corporate general and administrative	3,026	1,504	307	4,837	3,989	1,882	797	6,668
Corporate stock based compensation	1,473	732	149	2,355	1,206	569	241	2,016
Reclamation - amortization/ accretion	38	33	7	78	29	22	7	58
Mine site expensed exploration	1,360	768	198	2,326	593	508	831	1,932
Intangible payments	178	88	18	284	87	87	86	260
Equipment loan payments	853	1,593	-	2,446	524	1,389	-	1,913
Capital expenditures sustaining	14,222	10,806	-	25,028	7,584	8,183	95	15,862
All In Sustaining Costs	$59,730	$7,949	$2,567	$70,245	$33,024	$6,237	$1,470	$40,731
Growth exploration and evaluation				11,023				3,402
Growth capital expenditures				3,737				3,086
All In Costs				$85,005				$47,219

	Nine Months Ended September 30, 2021				Nine Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	306,021	313,356	54,555	673,932	240,254	223,842	55,675	519,771
Payable silver ounces	3,022,531	328,522	43,050	3,394,103	2,073,260	238,767	61,219	2,373,246
Silver equivalent production (ounces)	3,786,186	1,882,154	384,163	6,052,503	2,608,658	1,230,621	521,439	4,360,718
Sustaining cost per ounce	$19.76	$24.20	$59.62	$20.70	$15.93	$26.12	$24.00	$17.16
All In costs per ounce				$25.04				$19.90

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Capital expenditures sustaining	$11,028	$7,399	$25,028	$15,862
Growth capital expenditures	2,303	1,165	3,737	3,086
Property, plant and equipment expenditures	$13,331	$8,564	$28,765	$18,948

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Mine site expensed exploration	$598	$862	$2,326	$1,932
Growth exploration and evaluation	4,053	600	11,023	3,402
Total exploration and evaluation	4,651	1,462	13,349	5,334
Exploration depreciation and depletion	87	104	238	283
Exploration share-based compensation	(77)	104	229	100
Exploration and evaluation expense	$4,661	$1,670	$13,816	$5,717

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$9,299	$6,692	$2,648	$18,639	$8,713	$6,234	$3,471	$18,418
Smelting and refining costs included in net revenue	-	350	42	392	-	429	133	562
Royalties	2,595	48	55	2,698	1,795	68	166	2,029
Special mining duty (1)	801	(203)	-	598	450	0	-	450
Opening finished goods	(6,985)	(408)	(1,145)	(8,538)	(2,017)	(356)	(403)	(2,776)
Finished goods NRV adjustment	-	-	-	-	-	-	264	264
Closing finished goods	12,910	2,306	-	15,216	3,318	335	585	4,238
Direct costs	18,620	8,785	1,600	29,005	12,259	6,710	4,216	23,185

Expressed in thousands US dollars	Nine Months Ended September 30 , 20 21				Nine Months Ended September 30 , 20 20
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$33,072	$21,567	$8,951	$63,590	$25,058	$14,376	$7,506	$46,940
Smelting and refining costs included in net revenue	-	$1,353	$248	$1,601	-	1,013	322	1,335
Royalties	8,966	186	346	9,498	3,197	128	395	3,720
Special mining duty (1)	1,742	205	-	1,947	585	-	-	585
Opening finished goods	(1,509)	(250)	(642)	(2,401)	(1,509)	(219)	(169)	(1,897)
Finished goods NRV adjustment	-	-	266	266	-	-	1,046	1,046
Closing finished goods	12,910	2,306	-	15,216	3,318	335	585	4,238
Direct costs	55,181	25,367	9,169	89,717	30,649	15,633	9,685	55,967

	Nine Months Ended September 30 , 20 21				Nine Months Ended September 30 , 20 20
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	3,031,626	350,154	45,443	3,427,223	2,079,378	253,901	63,199	2,396,478
Average realized silver price ($)	26.26	26.26	26.26	26.26	19.40	19.40	19.40	19.40
Silver value ($)	79,610,499	9,195,044	1,193,333	89,998,876	40,339,933	4,925,679	1,226,061	46,491,673

Gold production (ounces)	9,432	19,150	4,234	32,816	6,616	12,209	5,728	24,553
Average realized gold price ($)	1,784	1,784	1,784	1,784	1,820	1,820	1,820	1,820
Gold value ($)	16,826,688	34,163,600	7,553,456	58,543,744	12,041,120	22,220,380	10,424,960	44,686,460

Total metal value ($)	96,437,187	43,358,644	8,746,789	148,542,620	52,381,053	27,146,059	11,651,021	91,178,133
Pro-rated silver costs (%)	83%	21%	14%	61%	77%	18%	11%	51%
Pro-rated gold costs (%)	17%	79%	86%	39%	23%	82%	89%	49%
Pro-rated silver costs ($)	45,553	5,380	1,251	54,358	23,604	2,837	1,019	28,538
Pro-rated gold costs ($)	9,628	19,987	7,918	35,359	7,045	12,796	8,666	27,429
Silver co-product cash costs	$15.03	$15.36	$27.53	$15.86	$11.35	$11.17	$16.13	$11.91
Gold co-product cash costs	$1,021	$1,044	$1,870	$1,078	$1,065	$1,048	$1,513	$1,117

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross Sales	$34,954	$48,357	$35,093	$61,238	$36,148	$20,529	$22,372	$34,610
Smelting and refining costs included in net revenue	392	582	627	491	562	328	445	1,145
Direct production costs	18,639	26,223	18,728	26,115	18,682	11,962	17,342	27,653
Royalties	2,698	4,340	2,460	4,434	2,029	834	857	935

Mine operating cash flow before taxes	13,225	17,212	13,278	30,198	14,875	7,405	3,728	4,877
Share-based compensation	105	111	118	60	87	92	91	37
Amortization and depletion	4,843	6,624	7,496	8,919	8,497	4,197	6,523	8,055
Write down on inventory	-	272	-	405	-	-	-	576
Mine operating earnings (loss)	$8,277	$10,205	$5,664	$20,814	$6,291	$3,116	($2,886)	($3,791)
Basic earnings (loss) per share	($0.03)	$0.04	$0.08	$0.13	$0.00	($0.02)	($0.11)	($0.13)
Diluted earnings (loss) per share	($0.03)	$0.04	$0.07	$0.13	$0.00	($0.02)	($0.11)	($0.13)
Weighted shares outstanding	170,432,326	168,383,755	159,670,842	157,536,658	156,265,280	147,862,393	141,810,208	140,054,885
Net earnings (loss)	($4,479)	$6,656	$12,249	$19,923	$451	($3,289)	($15,926)	($17,897)
Amortization and depletion	4,986	6,723	7,624	8,965	8,296	4,213	6,268	8,194
Finance costs	195	216	291	332	359	356	310	230
Current income tax	659	1,146	671	1,937	595	195	266	1,308
Deferred income tax	3,017	1,116	3,127	(7,112)	556	(514)	1,864	3,100
NRV cost adjustment	-	6	-	231	375	246	500	236
EBITDA	$4,378	$15,863	$23,962	$24,276	$10,632	$1,207	($6,718)	($4,829)

*For Q4, 2020 and Q4, 2019 write downs on inventory at period end have been shown as a separate line item in the above reconciliation.  For prior periods, it has been included as components of direct costs and amortization and depletion.

** The Company changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue effective Q1, 2020.  The prior periods have been reclassified

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	222,461	242,018	209,453	237,389	206,324	114,120	199,327	236,531
Guanaceví	105,496	111,893	88,632	106,425	83,816	62,231	94,207	92,323
Bolañitos	107,752	107,912	97,692	107,332	98,945	41,680	83,217	82,147
El Compas	9,213	22,213	23,129	23,632	23,563	10,209	21,903	22,855
El Cubo	-	-	-	-	-	-	-	39,206
Silver ounces	1,305,399	1,073,724	1,048,100	1,117,289	942,274	596,545	857,659	939,511
Guanaceví	1,174,168	939,241	918,217	991,697	806,917	527,347	745,114	673,559
Bolañitos	123,883	120,044	106,227	99,417	112,094	55,682	86,125	109,963
El Compas	7,348	14,439	23,656	26,175	23,263	13,516	26,420	33,518
El Cubo	-	-	-	-	-	-	-	122,471
Silver grade	204	163	179	169	162	188	155	140
Guanaceví	387	308	369	331	336	304	280	252
Bolañitos	41	39	38	34	42	47	40	51
El Compas	24	30	47	50	48	60	58	65
El Cubo	-	-	-	-	-	-	-	106
Silver recovery	89.3	84.9	86.9	86.8	87.6	86.3	86.1	88.3
Guanaceví	89.5	84.8	87.3	87.6	89.1	86.7	87.9	90.0
Bolañitos	87.2	88.7	89.0	84.7	83.9	88.4	80.5	81.6
El Compas	103.4	67.4	67.7	68.9	64.0	68.6	64.7	70.2
El Cubo	-	-	-	-	-	-	-	91.7
Gold ounces	10,541	11,166	11,109	12,586	10,260	5,817	8,476	9,578
Guanaceví	3,605	3,084	2,743	3,198	2,342	1,847	2,427	2,025
Bolañitos	6,215	6,753	6,182	6,754	5,779	2,508	3,922	4,088
El Compas	721	1,329	2,184	2,634	2,139	1,462	2,127	2,298
El Cubo	-	-	-	-	-	-	-	1,167
Gold grade	1.57	1.63	1.90	1.90	1.82	1.84	1.57	1.53
Guanaceví	1.13	0.98	1.05	1.01	0.95	1.05	0.87	0.75
Bolañitos	1.98	2.14	2.15	2.22	2.04	2.10	1.71	1.81
El Compas	1.81	2.45	4.12	4.41	3.98	5.55	4.02	4.33
El Cubo	-	-	-	-	-	-	-	1.16
Gold recovery	93.9	87.9	86.7	87.0	85.0	86.3	84.4	82.2
Guanaceví	94.1	87.5	91.7	92.5	91.5	87.9	92.1	91.0
Bolañitos	90.6	91.0	91.5	88.2	89.1	89.1	85.7	85.5
El Compas	134.5	76.0	71.3	78.6	70.9	80.3	75.1	72.2
El Cubo	-	-	-	-	-	-	-	79.8
Cash costs per oz (1)	$8.16	$13.03	$7.86	$6.83	$3.69	$2.78	$7.85	$13.63
Guanaceví	$10.40	$17.06	$11.25	$13.21	$9.64	$8.48	$9.01	$13.54
Bolañitos	($16.82)	($30.39)	($23.49)	($44.56)	($40.89)	($30.20)	($7.32)	$4.82
El Compas	$49.17	$96.21	$7.77	($50.04)	$0.44	($96.83)	$22.10	$10.90
El Cubo	-	-	-	-	-	-	-	$22.67
AISC per oz (1)	$17.46	$25.39	$19.94	$18.52	$17.48	$14.91	$18.38	$23.20
Guanaceví	$16.12	$24.68	$19.07	$19.67	$17.76	$15.00	$14.61	$19.48
Bolañitos	$28.88	$19.56	$24.31	$16.98	$10.51	$29.79	$44.17	$38.38
El Compas	$48.16	$123.73	$36.19	($20.19)	$40.39	($48.25)	$45.98	$47.68
El Cubo	-	-	-	-	-	-	-	$24.41
Direct costs per tonne (1)	$130.38	$141.61	$126.23	$129.66	$112.37	$109.74	$101.63	$113.47
Guanaceví	$176.50	$193.09	$168.74	$179.34	$146.26	$126.13	$111.89	$131.56
Bolañitos	$81.53	$81.69	$79.50	$75.82	$67.82	$77.02	$68.65	$80.66
El Compas	$173.67	$173.37	$160.71	$150.52	$178.92	$143.50	$182.81	$160.01
El Cubo	-	-	-	-	-	-	-	$112.48

 (1) Cash cost per oz, AISC per oz and Direct costs per tonne are not-IFRS measures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the nine months ended September 30, 2021, the average price of silver was $25.75 per ounce, with silver trading between $21.53 and $29.59 per ounce based on the London Fix silver price. This compares to an average of $19.25 per ounce during the nine months ended September 30, 2020, with a low of $12.01 and a high of $28.89 per ounce. During the first nine months of 2021, the Company realized an average price of $26.26 per silver ounce compared with $19.40 for the first nine months of 2020.

During the nine months ended September 30, 2021, the average price of gold was $1,800 per ounce, with gold trading between $1,684 and $1,943 per ounce based on the London Fix PM gold price. This compares to an average of $1,736 per ounce during the nine months ended September 30, 2020, with a low of $1,474 and a high of $2,067 per ounce. During the first nine months of 2021, the Company realized an average price of $1,800 per ounce compared with $1,820 for the first nine months of 2020.

During the year ended December 31, 2020, the average price of silver was $20.53 per ounce, with silver trading between $12.01 and $28.89 per ounce based on the London Fix silver price. This compares to an average of $16.20 per ounce for the year ended December 31, 2019, with a low of $14.37 and a high of $19.31 per ounce. For the year ended December 31, 2020, the Company realized an average price of $21.60 per silver ounce compared with $16.29 for the year ended December 31, 2019.

During the year ended December 31, 2020, the average price of gold was $1,771 per ounce, with gold trading between $1,474 and $2,067 per ounce based on the London Fix PM gold price. This compares to an average of $1,393 per ounce during the year ended December 31, 2019, with a low of $1,270 and a high of $1,546 per ounce. During the year ended December 31, 2020, the Company realized an average price of $1,846 per ounce compared with $1,422 for the year ended December 31, 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

Uncertainty surrounding tariff and trade discussions, the results of the US elections, signals of US economic slowdown and rising geopolitical risk renewed interest in precious metals in 2019. The impact of measures to combat the spread of COVID-19 on global economy resulted in significant volatility in the financial markets, including the gold and silver market in March 2020. Gold prices increased on an anticipated global economic recession and government financial stimulus announced to aid the economic recovery. During March 2020, silver prices capitulated on expectations of a global recession with the expectation of reduced industrial demand, then subsequently significantly rebounded as investment demand increased due to the monetary aspects of silver and rising demand as a "green" metal. The on-going risks and uncertainties from the COVID-19 pandemic has led to further government stimulus and ultimately further investment demand for gold and silver.

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the first nine months of 2021, the Mexican peso was relatively flat.  The average foreign exchange rate was $20.12 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.61 to $21.42. This compares to an average of $21.79 during the corresponding nine-month period of 2020, with a range of $18.53 to $25.00 Mexican pesos per U.S. dollar over the same period in 2020.

During the year ended December 31, 2020, the Mexican peso was relatively flat until a significant decrease in oil prices followed by the COVID-19 crisis in March 2020 when the Mexican Peso significantly depreciated against the U.S. dollar, as funds flowed to safe haven markets and assets.  Subsequently, the Mexican peso gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.

During 2020, the average foreign exchange rate was $21.48 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.53 to $25.00. This compares to a relatively flat 2019, with an average of $19.24 during the corresponding period of 2019, with a range of $18.73 to $20.14 Mexican pesos per U.S. dollar.  During 2019, the Mexican peso remained relatively stable relative to the U.S. dollar, although volatility occurred throughout the year.

During the first nine months of 2021, the Canadian dollar initially appreciated compared to the U.S. dollar with the strengthening of oil price and then weakened again towards the end of the period.  During the first nine months of 2021, the average foreign exchange rate was $1.251 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.205 to $1.286. This compares to an average of $1.354 during the corresponding nine-month period of 2020, with a range of $1.297 to $1.453 Canadian dollars per U.S. dollar over the same period in 2020.

During the year ended December 31, 2020, the Canadian dollar was flat until a significant decrease in oil prices and then the COVID-19 crisis in March 2020 when the Canadian dollar significantly depreciated against the U.S. dollar as funds invested in safe haven markets and assets. Subsequently, the Canadian dollar gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.  During 2020, the average foreign exchange rate was $1.3409 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.272 to $1.453. This compares to an average of $1.327 during 2019, with a range of $1.302 to $1.364 Canadian dollars per U.S. dollar during 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. Mining, processing and indirect costs improved on per tonne basis compared to prior year, however royalties paid for ore mined from the Porvenir Cuatro extension increased substantially, a higher proportion of third party ore was purchased and improved profitability resulted in special mining duties paid to the government.

ANNUAL OUTLOOK

The Company has implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate and to date the infection rate has yet to flatten. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity. At each site, the Company is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic, the ultimate duration and severity of the pandemic remains uncertain.  The pandemic can have a material impact on the Company's future production and cost estimates.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Production

On October 7, 2021, management increased the 2021 consolidated guidance to 7.7 - 8.0 million oz silver equivalents from the initial forecast of 6.1 - 7.1 million oz.  The updates to the full year 2021 consolidated production guidance are driven by strong performance at Guanaceví, while production at Bolañitos will remain the same as originally planned for silver with a small increase in gold.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanaceví	4.0-4.2	12.0 - 13.0	5.0-5.2	1,100-1,200
Bolañitos	0.4-0.5	24.0 - 25.0	2.3-2.5	1,100-1,200
El Compas	0.1-0.1	4.1 - 4.1	0.4-0.4	200-250
Total	4.5-4.8	40.1 - 42.1	7.7-8.0	2,400-2,650

At Guanaceví, throughput has been 1,117 tpd compared the guided throughput range of 1000 tpd to 1200 tpd. As planned, a significant portion of production was mined from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs but with significant royalty payments on production. The El Curso ore grades have exceeded estimates resulting in higher grade ore milled, and the higher prices has resulted increased supply of high-grade ore from small local miners. Q4 2021 grades are expected to align, similar to the grades reported for the nine months ended September 30, 2021.

At Bolañitos, throughput has been 1,144 tpd compared to the guided throughput of 1000 tpd to 1200 tpd with production from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Silver ore grades have been slightly lower than plan which will continue in Q4, 2021

At El Compas, mine production was suspended in Q3, 2021 with final production in August, after slightly exceeded 2021 production guidance.

There remain several brownfield exploration opportunities on concessions owned by the Company, however further resource definition and evaluation is required to recommence production. Temporary closure costs are estimated to be $1.3 million for 2021. There have been $2.0 million in legal, administrative and care and maintenance expenses and $0.7 million of severance costs incurred in Q3, 2021

Sustaining Capital Investments

In 2021, Endeavour planned to invest $32.8 million on capital projects, mainly as sustaining capital at the three operating mines, including $2.0 million in growth capital to maintain the exploration concessions and cover corporate infrastructure.  At current metal prices, the sustaining capital investments should be covered by operating cash flow.

At Guanaceví, $16.7 million was planned to be invested on capital projects, the largest of which is the development of 6.8 kilometres (km) of mine access at the Milache, SCS and the P4E orebodies for an estimated $7.2 million. The additional $9.5 million was planned to upgrade the mining fleet, support site infrastructure, and expand the tailings dam.  For the nine months ended, Guanaceví invested $14.2 million, with $8.2 million spent on 3.6 kilometres of mine development and acquired $3.4 million of mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $1.6 million on plant upgrades, mine site improvements and the tailings facility, $1.0 million was spent on office, building infrastructure and on light vehicles. Higher contracting costs and wages has impacted development costs with sustaining capital expected to be slightly higher than plan for 2021.

At Bolañitos, $14.1 million was planned to be invested on capital projects, including $7.8 million for 5.3 km of mine development to access reserves and resources in the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. The additional $5.9 million was planned to upgrade the mining fleet, support site infrastructure, raise the tailings dam and commence a new portal for the Belén resources.  At Bolañitos, the Company invested $10.8 million, with $7.3 million spent on 5.3 kilometres of mine and acquired $2.8 million of mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, totaling $0.7 million as of September 30, 2021.

Operating Costs

Other operations components of the Company's full year guidance remain unchanged from previous estimates. The COVID-19 pandemic remains prevalent in Mexico, and at the Company's business locations, process and protocols remain in place to ensure staff and workers as well as our communities remain as safe as possible

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

Cash costs, net of gold by-product credits, were $9.59 compared the guided $7.00-8.00 per oz of silver produced in 2021. Higher proportional production from the El Curso concessions and higher prices significantly increased the royalties paid compared to guidance, while the increased metal prices and ore grades resulted in improved profitability and higher special mining duty payable to the Mexican government. Consolidated cash costs on a co-product basis are anticipated to be $13.00-$14.00 per oz silver and $1,000-$1,100 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $19.00-$20.00 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $18.00-$19.00 range. For the nine months ended AISC $20.70 was slightly higher than guidance due to higher operating costs partially offset by the lower general and administration costs and increased production.

Direct operating costs are estimated to be in the range of $105-$115 per tonne, including royalties and special mining duties, which are both expected to be significantly higher in 2021 compared to 2020.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $61.1 million at December 31, 2020 to $101.1 million at September 30, 2021.  The Company had working capital of $128.7 million at September 30, 2021 (December 31, 2020 - $70.4 million).  The $58.3 million increase in working capital is primarily due to net ATM equity raise of $58.7 million, $4.6 million from proceeds of exercised options, proceeds from the sale of the El Cubo mine assets of $19.5 million, an increase in inventories of $13.9 million offset by $38.8 million investment in mineral property, plant and equipment, which includes $10.1 million for the Bruner Project and $2.7 million loan repayments.

Operating activities provided $5.3 million during the first nine months of 2021 compared to providing $12.3 million during the same period in 2020.  The significant non-cash adjustments to the net earnings of $14.0 million were amortization and depletion of $19.3 million (Q3, 2020 - $18.8 million), share-based compensation of $2.9 million (Q3, 2020 - $2.4 million), a deferred income tax expense of $7.2 million (Q3, 2020 - $1.9 million), finance costs of $0.7 million (Q3, 2020 - $1.0 million),  a reversal of non-current assets impairment of $16.8 million, a gain on the disposal of the El Cubo mine of $5.8 million, a loss on other investments of $0.8 million (Q3, 2020 - $0.2 million) and an increase in non-cash working capital of $16.2 million (Q3, 2020 -decrease of $5.1 million).  The change in non-cash working capital was primarily due to an increase in stockpiled ore, finished goods inventory, marketable securities and prepaids expenses with a reduction of accounts payable, offset by a decrease in accounts receivable.

The Company's Mexican subsidiaries pay IVA, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain

Investing activities during the year used net $22.8 million compared to using $18.8 million in the same period in 2020. The capital investments were primarily for sustaining capital at existing operations, similar for the comparable period in 2020 and $10.1 million spent on the acquisition of the Bruner Project.  The Company received a net $9.3 million on the sale and purchase of marketable securities during 2021 and received cash of $7.5 million on the sale of the El Cubo mine.  Net, capital additions totaled $37.6 million in property, plant and equipment for the period ended September 30, 2021.

At Guanaceví, the Company invested $14.2 million, with $8.2 million spent on 3.6 kilometres of mine development and acquired $3.4 million of mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $1.6 million on plant upgrades, mine site improvements and the tailings facility, $1.0 million was spent on office, building infrastructure and on light vehicles.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

At Bolañitos, the Company invested $10.8 million, with $7.3 million spent on 5.3 kilometres of mine development and acquired $2.8 million of mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, totaling $0.7 million as of September 30, 2021.

Exploration and evaluation expenses incurred $12.4 million with $11.3 million spent on holding costs and acquisition of concessions, including $10.1 million for the acquisition of the Bruner Project and $1.1 million on mobile equipment, office, building infrastructure and light vehicles.

Financing activities for 2021, increased cash by $57.5 million, compared to increasing cash by $27.8 million in the same period in 2020.  During the nine months ended September 30, 2021, the Company received gross proceeds through an at-the-market financing of $60.0 million, paid $1.3 million in share issue costs, received $4.6 million on the exercise of employee options, paid $2.8 million in interest and principal repayments on loans and leases and paid $2.4 million on redemption of performance share units.  By comparison, during the same period in 2020, the Company raised gross proceeds of $26.4 million, paid $1.1 million in share issue costs, received $5.6 million on the exercise of employee options and paid $2.3 million in interest and principal repayments on loans and lease.

In April 2018, the Company filed a short form base shelf prospectus (the "Base Shelf") to qualify for the distribution of up to CAD$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants ("Securities").  The distribution of Securities could be affected from time to time in one or more transactions at a fixed price or prices, which could be changed with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be At-The-Market (ATM) distributions.  The Base Shelf also provided the Company with the ability to conduct an ATM offering through an ATM facility ("2018 ATM") equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.  From January 1st to April 21st 2020, the Company issued 2,164,119 common shares under the ATM facility at an average price of $1.56 per share for gross proceeds of $3.4 million, less commissions of $76 thousand. The ATM program was completed in April 2020.

In April 2020, the Company filed a short form base shelf prospectus to qualify the distribution of up to CAD$150 million of various securities of the Company, including common shares.  The distribution of such securities of the Company may be affected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provides the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("2020 ATM") equity distribution agreement.

On May 14, 2020, the Company entered into an ATM equity facility (the "May 2020 ATM Facility") with a syndicate of agents.  Under the terms of the 2020 ATM Facility, the Company could, from time to time, sell common shares having an aggregate offering value of up to $23 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the May 2020 ATM Facility.

From May 14, 2020 to August 17, 2020, the Company issued 11,640,411 common shares under the 2020 ATM Facility at an average price of $1.98 per share for gross proceeds of $23.0 million less commission of $0.6 million and deferred financing costs of $0.3 million which has been presented net of share capital. The ATM program was completed in August 2020.

In total, during 2020, the Company issued 13,804,530 common shares under the combined ATM facilities at an average price of $1.91 per share for gross proceeds of $26.4 million, less commission and financing fees of $1.2 million which has been presented net of share capital.

The purpose of the 2018 and May 2020 ATM Facilities net proceeds were to advance the exploration and development of the Terronera Project and to add to the Company's working capital.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

On October 1, 2020, the Company entered into an ATM equity facility (the "October 2020 ATM Facility") with a syndicate of agents.  Under the terms of the October 2020 ATM Facility, the Company could from time to time, sell common shares having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the October 2020 ATM Facility during the 20 month sales agreement term.

In the period from January 1, 2021 to July 20, 2021, when ATM facility was completed, the Company issued 10,060,398 common shares under the October 2020 ATM Facility at an average price of $5.96 per share for gross proceeds of $60.0 million, less commission of $1.2 million and recognized $0.4 million of transaction costs related to the October 2020 ATM Facility.

For the October 2020 ATM Facility, the net proceeds were used as follows:

Use of proceeds (thousands)
Net proceeds received	$58,768
Advancement of Terronera Project	(11,784)
Advancement of Parral Project	(1,805)
Allocated to working capital	$45,179

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2021 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth and development of the Terronera project.

As at September 30, 2021, the Company's issued share capital was $585.2 million (December 31, 2020 - $517.7 million), representing 170,461,307 common shares (December 31, 2020 - 157,924,708), and the Company had options outstanding to purchase 3,891,000 common shares (December 31, 2020 - 5,978,300) with a weighted average exercise price of CAD$3.69 (December 31, 2020 - CAD$3.29).

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.0 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.0 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.1 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 11.5 million ($0.6 million) and inflationary charges of MXN 17.3 million ($0.8 million) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in a prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected and the Company continues to assess MSCG's settlement options, including filing an appeal with the Supreme Court of Justice.  The Company continues to assess that it is probable that an appeal should prevail, and the maximum exposure is the amount of the allowance above.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 33

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million (US $2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value-added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  As a condition of the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during the three months ended March 31, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of September 30, 2021, the Company held $101.1 million in cash and $128.7 million in working capital. The duration and severity of the global COVID-19 pandemic could have a material impact on the Company's liquidity.  The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate and to date. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity.

The Company will need to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans.  The Company will continue to monitor capital markets, economic conditions, the COVID-19 global pandemic and assess its short-term and long-term capital needs.

See Annual Outlook on page 29 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following undiscounted contractual obligations at September 30, 2021:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$10,594	$10,594	$-	$-	$-
Loans payable	7,532	3,478	4,054	-	-
Lease liabilities	1,227	262	339	323	303
Other contracts	811	169	220	220	202
Other Long-Term Liabilities	10,188	-	167	4,116	5,905
Total	$30,352	$14,503	$4,780	$4,659	$6,410

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 34

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke, the Company's Executive Chairman, being a common director.  From time to time, the Company incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $1,000 and $3,000 for the three and nine months ended September 30, 2021 respectively (September 30, 2020 - $1,000 and $3,000 respectively).  The Company had a $1,000 net receivable related to administration costs outstanding as at September 30, 2021 (December 31, 2020 - $2,000).

The Company was charged $45,000 and $237,000 for legal services for the three and nine months ended September 30, 2021 respectively, by a firm in which the Company's corporate secretary is a partner (September 30, 2020 - $64,000 and $206,000 respectively).  The Company has $4,000 payable to the legal firm as at September 30, 2021 (December 31, 2020 - $26,000).

Financial Instruments and fair value measurements

As at September 30, 2021 and December 31, 2020, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$101,076	$101,076	$101,076
Other investments	7,047	-	7,047	7,047
Trade receivables	2,763	-	2,763	2,763
Other receivables	2,432	12,095	14,527	14,527
Total financial assets	$12,242	$113,171	$125,413	$125,413

Financial liabilities:
Accounts payable and accrued liabilities	$5,592	$20,358	$25,950	$25,950
Loans payable	-	6,932	6,932	6,932
Total financial liabilities	$5,592	$27,290	$32,882	$32,882

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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Assets and liabilities as at September 30, 2021 that measured at fair value on a recurring basis include:

As at September 30, 2021
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$7,047	$7,047	$-	$-
Note Receivable	$2,432		$2,432
Trade receivables	2,763	-	2,763	-
Total financial assets	$12,242	$7,047	$5,195	$-

Liabilities:
Deferred share units	$5,507	$8,258	$-	$-
Share appreciation rights	$85		$61
Total financial liabilities	$5,592	$8,258	$61	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 2 in the fair value hierarchy.  The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  For Level 2 investments, where there is not yet an active market for the securities as a listing on an exchange is pending, the fair value is determined based on the most recent observable transaction for those securities.  Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

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Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts and accounts receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  We manage our liquidity risk by continually monitoring forecasted and actual cash flows.  We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirement and development plans.  We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company's Mexican subsidiaries pay value-added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time i denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.  As at September 30, 2021 the Company has $1.6 million in equipment loans with interest rates that are linked to Libor and with other variables unchanged, a 1% increase in the Libor rate would result in an additional interest expense of $0.1 million.

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Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At September 30, 2021, there are 28,985 oz of silver and 1,610 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at September 30, 2021, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.3 million.

Outstanding Share Data

As of November 5, 2021, the Company had the following securities issued and outstanding:

  170,522,307 common shares
  3,830,000 common shares issuable under stock options with a weighted average exercise price of CAD$3.71 per share expiring between May 4, 2022 and March 5, 2026.

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the nine months ended September 30, 2021 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2020, except for the following:

Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.  For the sale to be highly probable, management must be committed to, and have a plan to sell the assets, the assets must be available for immediate sale in their present condition and the sale must be expected to qualify for recognition as a completed sale within one year from the date of classification.

Such assets, or disposal groups, are measured at the lower or their original carrying amount and fair value less costs to sell.  Impairment losses or impairment reversals on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings or loss.  Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

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Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment and impairment reversals of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2020 for a detailed discussion of the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and nine months ended September 30, 2021 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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